Fashionista Distributor Holdings Inc.

2F., No. 24, Sec. 1, Chongqing N. Rd., Datong Dist.

Taipei City, Taiwan (R.O.C.) 103

VIA EDGAR

March 1, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Aamira Chaudhry
Doug Jones
Alyssa Wall
Cara Wirth

Re:	Fashionista Distributor Holdings Inc.
Draft Registration Statement on Form S-1
Submitted December 15, 2023
CIK No. 0002004256

Ladies and Gentlemen:

Fashionista Distributor Holdings Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 12, 2024, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on December 15, 2023 (the “Draft Registration Statement”). Concurrently with this response letter, the Company is filing a registration statement on Form S-1 (the “Registration Statement”) via EDGAR. For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure that the company will sell the shares in this offering through your Chief Executive Officer. However, your “Plan of Distribution” disclosure on page 43 notes that the Chief Executive Officer and Chief Financial Officer will sell shares. Please revise for consistency.

Response:

In response to the Staff’s comment, we have revised our disclosures on the cover page of the Registration Statement for consistency.

Risk Factors

The report of our independent registered public accounting firm..., page 6

2.	We note that this risk factor describes management’s plan to alleviate doubt about your ability to continue as a going concern includes borrowing from related parties. Please revise here or in another risk factor to acknowledge your current borrowings from related parties, mainly your Chief Executive Officer, and the relevant risks associated with such loans being interest free, unsecured, and due on demand, as you do in your “Certain Relationships and Related Party Transactions” disclosure on page 38.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Response:

In response to the Staff’s comment, the Company has added a risk factor on related party loans on page 8 of the Registration Statement.

We depend on a few major customers..., page 7

3.	Please revise to disclose the total number of customers that you had for the fiscal year ended April 30, 2023 and for the six months ended October 31, 2023. Additionally, we note your statement that “[t]he loss of any of our major customers, or a significant reduction in sales to any such customers, would adversely affect our profitability.” Please disclose whether any of your current customers have indicated that they will renew or seek any additional services from you going forward. To the extent you are dependent on new customers, please revise to state as much and update the applicable disclosure in “Our Growth Strategy” on page 30 as well.

Response:

In response to the Staff’s comment and advises the Staff, the Company has amended its disclosure on page 7 and pages 31 of the Registration Statement.

The Company is selling shares without an underwriter..., page 16

4.	Please revise this risk factor to explain that no underwriter has engaged in any due diligence activities and that an underwriter’s due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

Response:

In response to the Staff’s comment, the Company has amended its disclosure on page 17 of the Registration Statement.

Use of Proceeds, page 19

5.	Please revise the “Use of Proceeds” table to reflect the order of priority of your proceeds and discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Instruction 1 to Item 504 of Regulation S-K. Please also revise your risk factor disclosure to acknowledge the risks that sales of up to 50% of your offering will result in negative net offering proceeds.

Response:

In response to the Staff’s comment, the Company has amended its disclosure on pages 13 - 14, and page 20 of the Registration Statement.

Capitalization, page 21

6.	Please reflect the effect of the offering expenses as shown under “Use of Proceeds” on accumulated deficit for each scenario. Revise for this effect as appropriate for each scenario under “Dilution” as well.

Response:

In response to the Staff’s comment, the Company has amended its disclosure on pages 22 - 23 of the Registration Statement.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

7.	We note you include mezzanine equity redeemable preferred shares in your capitalization table. Please expand your disclosure here and elsewhere to describe these redeemable preferred shares and who holds them.

Response:

In response to the Staff’s comment, the Company has amended its disclosure on page 22 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

8.	Please consider discussing the components making up costs of revenues so investors have an understanding on what it consists of and how each contributes to its level. Additionally, explain the reason(s) for the increase in gross profit margin from 2.06% for the year ended April 30, 2023 to 10.26% for the six months ended October 31, 2023. Discuss your expectations of maintaining this increased level of margin. Refer to Item 303(a) and (2)(i) and (ii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has amended its disclosure on page 25 and page 26 of the Registration Statement.

Liquidity and Capital Resources

Financing Activities, page 26

9.	We note your disclosure regarding cash received “from subscription receivable of $100.” Please expand your disclosure to clearly state the terms of this transaction and whether it was entered into with a related party.

Response:

In response to the Staff’s comment, the Company has expanded its disclosure on page 27 of the Registration Statement.

Business

Our Clients and Designers, page 28

10.	Please expand your disclosure to detail the arrangements of your collaborations with designers, including identifying the designers and describing the material terms of any existing agreements with the designers.

Response:

In response to the Staff’s comment, the Company has amended its disclosure on page 30 of the Registration Statement.

Our Services and Revenue Model, page 28

11.	You state here you ask your clients pay you within 30 days after the delivery of designs to them. However, it appears a material portion of your accounts receivable balance at April 30, 2023 is still outstanding at October 31, 2023. Please discuss the reason for the apparent extended period of time these receivables have been outstanding and your expectation of their collection.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Response:

In response to the Staff’s comment, the Company has amended its disclosure on page 30 of the Registration Statement

Our Industries, page 29

12.	We note your statements and claims in this section. Please provide a citation or support for the claims you make in this section or revise to state that such claims are management’s beliefs. Additionally, please provide a source for your statements regarding the global market for product design and development services and the global marketing consulting market size.

Response:

In response to the Staff’s comment, the Company has amended its disclosure on page 30 and page 31 of the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

13.	The balance sheet and financial position should be at a point in time (e.g., April 30, 2023) and not for a period time as currently reported. Please have the accounting firm revise their report accordingly.

Response:

In response to the Staff’s comment and advises the Staff, the auditor has revised the report of Independent Registered Public Accounting Firm on page F-2 of the Registration Statement.

Cost of Revenues, page F-9

14.	Please describe all of the components that make up cost of revenues.

Response:

In response to the Staff’s comment and advises the Staff, the Company has added disclosure on page F-9 of the Registration Statement.

Notes to the Financial Statements

Note 4. Summary of Accounting Policies

Revenue Recognition, page F-9

15.	Please disclose what your performance obligation is and when you satisfy it. Refer to ASC 606-10-50-12.

Response:

In response to the Staff’s comment, the Company has amended its disclosure on page F-9 of the Registration Statement.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

General

16.	We note that your bylaws include a forum selection provision which identifies a state or federal court located in the State of Nevada as the sole and exclusive forum for certain litigation, including any “derivative action.” Please revise your disclosure in your prospectus to describe this provision in your bylaws and also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Describe any risks or other impacts of this provision on investors, such as increased costs to bring a claim and the potential to discourage claims or limit investors’ ability to bring claims in a forum they find favorable. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such exclusive forum provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

In response to the Staff’s comment, the Company has amended its disclosure on page 42 and page 43 of the Registration Statement.

We thank the Staff very much for its review of the foregoing. If you have questions or further comments, please feel free to contact our counsel, Wei Wang, Esq., at Ellenoff Grossman & Schole LLP by telephone at (212) 370-1300.

Sincerely,

/s/ Yushun Ting
Yushun Ting President and Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP